Pricing Sheet dated May 30, 2012
Relating to Preliminary Pricing Supplement No. 2012-MTNDG0236 dated May 1, 2012 and
Offering Summary No. 2012-MTNDG0236 dated May 1, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
360,000 Jump Securities Based on the iShares® MSCI Emerging Markets Index Fund due December 5, 2012

PRICING TERMS – MAY 30, 2012
Issuer:	Citigroup Funding Inc. (“Citigroup Funding”)
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount and could be zero.

Issue price:	$10 per security (see “Underwriting fee and issue price” below)
Stated principal amount:	$10 per security
Pricing date:	May 30, 2012
Original issue date:	June 4, 2012
Maturity date:	December 5, 2012
Aggregate principal amount:	$3,600,000
Interest:	None
Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Payment at maturity per security:
•  If the final share price is greater than or equal to the initial share price:
$10 + the upside payment
•  If the final share price is less than the initial share price:
$10 × share performance factor
This amount will be less than the $10 stated principal amount and could be zero. There is no minimum payment at maturity.

Upside payment:	$1.00 per security (10% of the stated principal amount)
Share performance factor:	final share price / initial share price
Initial share price:	The closing price of the underlying shares on the pricing date, subject to adjustment upon the occurrence of certain limited events affecting the underlying shares
Final share price:	The closing price of the underlying shares on the valuation date
Valuation date:	November 30, 2012, subject to postponement for non-trading days and certain market disruption events
CUSIP:	17318Q814
ISIN:	US17318Q8143
Listing:
The securities will not be listed on any securities exchange and, accordingly, will have limited or no liquidity. You should not invest in the securities unless you are willing to hold them to maturity.

Underwriter:
Citigroup Global Markets Inc. (“Citigroup Global Markets”), an affiliate of the issuer. See “Additional Information About the Jump Securities—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per security:	$10.00	$0.15	$9.85
Total:	$3,600,000.00	$54,000.00	$3,546,000.00

(1) The actual price to public, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.95 per security. You should refer to “Additional Information About the Jump Securities—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.15, subject to reduction for volume purchase discounts, for each security sold in this offering. Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.15, subject to reduction for volume purchase discounts, for each $10 security they sell.  Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors” and “Additional Information About the Jump Securities—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the related offering summary describing the offering and the preliminary pricing supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on May 1, 2012:
http://www.sec.gov/Archives/edgar/data/1318281/000095010312002309/dp30268_fwp-os.htm
Preliminary Pricing Supplement filed on May 1, 2012:
http://www.sec.gov/Archives/edgar/data/831001/000095010312002306/dp30270_424b2-red.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407